UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Dyadic International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26745T101

(CUSIP Number)

Douglas Rappaport, Esq.	Eric L. Cohen, Esq.
DLA Piper US LLP	Winston & Strawn LLP
1251 Avenue of the Americas	200 Park Avenue
New York, New York 10020	New York, New York 10166
(212) 335-4500	(212) 294-3540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26745T101

1.	Names of Reporting Persons The Pinnacle Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (See Item 5)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,392,159 (See Item 5)

	9.	Sole Dispositive Power 1,790,572 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,392,159 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 52.4%(See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26745T101

1.	Names of Reporting Persons Barry M. Kitt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (See Item 5)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,392,159 (See Item 5)

	9.	Sole Dispositive Power 1,790,572 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,392,159 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 52.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26745T101

1.	Names of Reporting Persons David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (See Item 5)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,392,159 (See Item 5)

	9.	Sole Dispositive Power 1,141,250

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,392,159 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 52.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Dyadic International, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida.

Item 2.	Identity and Background

This statement is filed by the following persons: The Pinnacle Fund, L.P.; Barry M. Kitt; and David M. Knott (collectively, the “Reporting Persons”). The Reporting Persons are party to a Voting Agreement, as described in Item 5 below, and the parties to such Voting Agreement have previously filed a Schedule 13D on November 13, 2007 with respect thereto. This Schedule 13D is filed only by the Reporting Persons, and not by any of the other parties to the Voting Agreement. However, as a result of the Voting Agreement, this Schedule 13D includes information about the share holdings of all of the parties to the Voting Agreement, as described in Item 5 below.

(a)-(c), (f)

		Principal	Citizenship/Place of
Reporting Person	Business Address	Occupation/Business	Organization
Barry M. Kitt(1)	4965 Preston Park Boulevard, Suite 240, Plano, TX 75093	Managing entities which invest in equity and equity- related securities and other securities of any kind or nature.	United States

The Pinnacle Fund, L.P.	4965 Preston Park Boulevard, Suite 240, Plano, TX 75093	Investing in equity and equity- related securities and other securities of any kind or nature.	Texas

David M. Knott(2)	485 Underhill Boulevard, Syosset, NY 11791	Providing investment and management services to entities which invest in equity and equity-related securities of any kind or nature.	United States

(1)          Pinnacle Advisers, L.P. is the general partner of The Pinnacle Fund, L.P. Pinnacle Fund Management, LLC is the general partner of Pinnacle Advisers, L.P. Barry M. Kitt is the sole member of Pinnacle Fund Management, LLC. Mr. Kitt may be deemed to be the beneficial owner of the 1,790,572 shares of the Issuer’s common stock beneficially owned by The Pinnacle Fund, L.P. Mr. Kitt expressly disclaims beneficial ownership of all shares of common stock beneficially owned by The Pinnacle Fund, L.P.

(2)          David M. Knott is the managing member of Knott Partners Management, LLC, which is the general partner of Shoshone Partners, L.P., Knott Partners, L.P. and Knott Partners Offshore Master Fund, L.P. In addition, Mr. Knott is the sole shareholder, director and president of Dorset Management Corporation, which provides investment management services to these Knott-related funds. As a result of Mr. Knott’s interests in Knott Partners Management, LLC and Dorset Management Corporation, he has investment discretion and control over 1,141,250 shares of the Issuer’s common stock. Consequently, he may be deemed to beneficially own such shares.

The Reporting Persons have entered into a joint filing agreement, dated as of February 14, 2008, a copy of which is attached to this Statement as Exhibit 99.2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

(d)-(e)

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their shares through working capital and personal funds. Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 5 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Covered Shares (as defined below in Item 5) by virtue of the execution of the Voting Agreement. The Reporting Persons have not paid any consideration to such stockholders in connection with the execution and delivery of the Voting Agreement described in Item 5 of this statement.

Item 4.	Purpose of Transaction

On February 12, 2008, the Reporting Persons sent a letter to the Board of Directors of the Company (the “February 12 Letter”). The February 12 Letter expresses the Reporting Persons' dissatisfaction with various aspects of the management and operation of the Company, including but not limited to: (1) the lack of experience of CEO Wayne Moor in running a public biotechnology company; (2) the fact that certain members of the Board of Directors, including chairman Harry Rosengart, own little or no stock in the Company; (3) the Board's failure to use Board member Marc Emalfarb's contacts and experience in the biotechnology industry to help the Company out of its currently impaired state; and (4) the de-listing of the Company's stock from the American Stock Exchange.

The February 12 Letter requests that the Company take certain steps to improve its performance including: (1) the removal of Mr. Moor as CEO; (2) the restoration of full board rights to Mark Emalfarb; (3) the resignation of Harry Rosengart and Richard Berman from the Board; and (4) the prompt scheduling of a stockholder meeting. The letter sent by the Reporting Persons is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons may continue discussions regarding these matters with management of the Company, its Board of Directors, stockholders or other relevant parties to express the Reporting Persons’ view regarding the Company.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons will amend this Schedule 13D as events unfold.

Item 5.	Interest in Securities of the Issuer

(a)                                  As a result of the Voting Agreement (the “Voting Agreement”) entered into as of October 31, 2007 by The Pinnacle Fund, L.P., The Francisco Trust U/A/D February 28, 1996, The Mark A. Emalfarb Trust U/A/D October 1, 1987, The Tom and Nancy Juda Living Trust, J. Steven Emerson, and Dorset Management Corporation (the “Participating Stockholders”), the Reporting Persons may be deemed to have beneficial interest in the aggregate amount of 16,392,159 shares of the Issuer’s common stock as of February 12, 2008 (“Covered Shares”). This amount includes options and warrants, exercisable within 60 days of the date hereof, to acquire additional shares of the Issuer’s common stock. This amount does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and over which J. Steven Emerson has voting authority. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.

The Covered Shares constitute approximately 52.4% of the Issuer’s issued and outstanding common stock. This percentage is based on (i) the 29,939,375 shares of common stock outstanding as of March 28, 2006, as set forth in the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 2006, filed with the Securities and Exchange Commission (“Commission”) on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the date hereof. In accordance with the rules of the Commission, shares of common stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the Participating Stockholders are considered to be outstanding for purposes of calculating such percentages, but shares of common stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

(b)                                 Pursuant to the Voting Agreement, the manner in which the Participating Stockholders will vote their shares with respect to all matters proposed to the Issuer’s stockholders for approval will be determined based on the voting decision of the majority of the shares covered by the Voting Agreement. The Reporting Persons must provide 30 days notice to terminate the Agreement with respect to those Persons. Accordingly, following the execution of the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote or to direct the vote of the Covered Shares with the other parties to the Voting Agreement.

The Reporting Persons have the power to dispose of or to direct the disposition of an aggregate of 2,931,822 shares of the Issuer’s common stock, or approximately 9.4% of the Issuer’s common stock, as follows:

Barry M. Kitt is the sole member of Pinnacle Fund Management, LLC. Pinnacle Fund Management, LLC is the general partner of Pinnacle Advisers, L.P. Pinnacle Advisers, L.P. is the general partner of The Pinnacle Fund, L.P. Mr. Kitt has the sole power to dispose of or to direct the disposition of 1,790,572 shares of the Issuer’s common stock. (1)

The Pinnacle Fund, L.P. has the sole power to dispose of or to direct the disposition of 1,790,572 shares of the Issuer’s common stock.(1)

David M. Knott, in his capacity as the managing member of Knott Partners Management, LLC, which is the general partner of Shoshone Partners, L.P., Knott Partners, L.P. and Knott Partners Offshore Master Fund, L.P. and as the sole shareholder, director and president of Dorset Management Corporation, which provides investment management services to these Knott-related funds, has the sole power to dispose of or to direct the disposition of 1,141,250 shares of the Issuer’s common stock.

Based upon the information contained in the Schedule 13D filed on November 13, 2007 by the Participating Stockholders, the Participating Stockholders, other than the Reporting Persons, have the power to dispose of or to direct the disposition of an aggregate of 13,460,337 shares of the Issuer’s common stock, as follows:

The Francisco Trust U/A/D February 28, 1996 has the sole power to dispose of or to direct the disposition of 4,844,578 shares of the Issuer’s common stock.

Mark A. Emalfarb, in his capacity as trustee of The Mark A. Emalfarb Trust U/A/D October 1, 1987, has the sole power to dispose of or to direct the disposition of 7,098,559 shares of the Issuer’s common stock.

Tom Juda and Nancy Juda, in their capacity as trustees of The Tom and Nancy Juda Living Trust, have the shared power to dispose

(1) The common stock reported above does not include 68,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Act) in excess of 9.999% of the common stock, giving effect to such exercise.

of or to direct the disposition of 395,100 shares of the Issuer’s common stock.

J. Steven Emerson has voting authority over shares held by the Emerson Family Foundation, the J. Steven Emerson Investment Account, the J. Steven Emerson IRA Rollover II, the J. Steven Emerson Roth IRA, and Emerson Partners. In that capacity, he has the sole power to dispose of or to direct the disposition of 1,122,100 shares of the Issuer’s common stock. (2)

(c)                                  To the knowledge of the Reporting Persons, the Reporting Persons have not effected any transactions in the Issuer’s shares during the past 60 days.

(d)                                 To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves with any other person with respect to any securities of the Issuer or its subsidiaries other than the Voting Agreement.

The description of the Voting Agreement in Item 4 of this statement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.1 Letter to the Board of Directors of Dyadic International, Inc., dated February 12, 2008

99.2 Joint Filing Agreement, dated February 14, 2008

99.3 Voting Agreement by and among certain stockholders of Dyadic International, Inc., dated as of October 31, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

THE PINNACLE FUND, L.P.
By:	Pinnacle Advisers, L.P., its general partner
By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

BARRY M. KITT
/s/ Barry M. Kitt

DAVID M. KNOTT
/s/ David M. Knott

(2) The common stock reported above does not include 180,000 shares of common stock issuable upon the exercise of warrants over which J. Steven Emerson has voting authority. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Act) in excess of 9.999% of the common stock, giving effect to such exercise.